================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                    FORM 11-K


        (Mark One)
        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
               For the fiscal year ended December 31, 2000

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from                 to
                                              ---------------    ---------------


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    BANCWEST CORPORATION DEFINED CONTRIBUTION
                                      PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000


================================================================================

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------


                                                                            PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                             1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2000 and 1999                                            2

   Statements of Changes in Net Assets Available for Plan Benefits
     For the Years Ended December 31, 2000 and 1999                           3

   Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Line 4i - Schedule of Assets Held
     for Investment Purposes at December 31, 2000                            13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Qualified Account Balance Plans Committee of BancWest Corporation

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BancWest Corporation Defined Contribution Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
April 23, 2001

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                      2000              1999
Assets:
   Investments, at fair value (Note 4)            $247,116,093      $273,546,729
   Contributions receivable from employer              520,573           516,532
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $247,636,666      $274,063,261
                                                  ============      ============



    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                         2000                1999
ADDITIONS:
   Interest and dividend income                      $  25,538,610       $  20,512,511
   Employer contributions (Note 7)                      16,914,001          16,363,087
   Net appreciation of investments (Note 4)                     --          41,297,309
   Transfer from other retirement plan (Note 5)                 --          41,647,189
                                                     -------------       -------------
                                                        42,452,611         119,820,096
DEDUCTIONS:
   Net depreciation of investments (Note 4)             45,457,564                  --
   Payments made to participants                        23,381,302          19,976,531
   Administrative expenses                                  40,340             272,624
                                                     -------------       -------------
                                                        68,879,206          20,249,155
                                                     -------------       -------------

       Increase (decrease) in net assets               (26,426,595)         99,570,941

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                   274,063,261         174,492,320
                                                     -------------       -------------

   End of year                                       $ 247,636,666       $ 274,063,261
                                                     =============       =============



    The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the BancWest Corporation (the "Company") Defined Contribution Plan (the "Plan") have been prepared in conformity with generally accepted accounting principles. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES

    The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

    DEFINED CONTRIBUTION PLAN STRUCTURE

    In May 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of investing their contributions in any one of the following funds:
    Putnam Voyager Fund, Putnam Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation -- Conservative Portfolio, Putnam Asset Allocation -- Balanced Portfolio, Putnam Asset Allocation -- Growth Portfolio, Putnam New Opportunities Fund, Putnam Growth and Income Fund, Bishop Street Equity Fund and Bishop Street High Grade Income Fund. Segregated accounts were eliminated as an investment option effective July 28, 2000.

    The Company also has a 401(k) YesPay Savings Plan component of the Plan in which eligible employees may elect to defer a portion of their compensation by contributing to their YesPay Savings Account. Contributions and transactions related to the YesPay Savings Account are accounted for separately in the funds described above.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    INVESTMENT VALUATION AND INCOME RECOGNITION

    Investments in securities (e.g., mutual funds) traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

    Promissory notes are valued at the lower of the unpaid principal balance or estimated realizable value.

    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.


2.  DESCRIPTION OF PLAN

    The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company. In 1999, the Plan was amended to allow the accounts of Bank of the West (a wholly-owned subsidiary of BancWest Corporation) employees who participated in the BNP U.S. Savings Plan to be merged with and into the Plan (see Note 5 for further discussion). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The principal provisions under the Plan are as follows:

    PARTICIPATION:                      Employees who receive from the Company
                                        or certain subsidiaries a regular stated compensation other than a pension, severance pay, retainer or fee under contract are eligible to participate under the Plan. Certain Bank of the West employees become eligible to participate on the first day of the month coinciding with or following the completion of one year of service in which the employee worked 1,000 hours. All other employees are immediately eligible to defer a percentage of his pre-tax compensation.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    VESTING OF BENEFITS:                Full vesting is provided in case of a
                                        member's death, retirement or disability regardless of years of service.

                                        Employees are fully vested in Employer
                                        Matching Contribution after one year of
                                        service in their YesPay Savings Account
                                        balance.

                                        If the lump-sum present value of accrued benefits is $5,000 or less, a lump-sum payment of these benefits is paid.

    CONTRIBUTIONS -- COMPANY:           Each member may elect to defer from 1%
                                        to 16% of his pre-tax compensation. The
                                        amount by which compensation is reduced
                                        is treated as a Company contribution to
                                        the YesPay Savings Account. The Company
                                        matches 150% for the first 1% of
                                        contributions, 100% for the second 1% of contributions and 50% for the third 1% of contributions. Matching contributions are made by the Company on a pay-period basis.

    LOANS FROM MEMBER ACCOUNTS:         Any member may borrow part of the net
                                        value of his Deferred Defined
                                        Contribution and YesPay Savings Accounts for the purposes of assisting the member in meeting any unusual or unforeseen conditions in his financial affairs.
                                        Loans are secured by the member's vested account balance. Members may not have more than two loans outstanding at any one time.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    TREATMENT OF FORFEITURES:           Forfeitures are applied to reduce future
                                        contributions and administrative
                                        expenses of the Company. Forfeitures
                                        applied to reduce contributions and
                                        administrative expenses of the Company
                                        amounted to $205,815 and $114,650 in
                                        2000 and 1999, respectively.

    BENEFIT PAYMENTS:                   After the applicable benefit condition
                                        is met, employees may elect to receive
                                        their benefits in a lump-sum
                                        distribution or in monthly or other
                                        periodic equal installments as nearly
                                        equal in amount as may be practicable
                                        over a period not to exceed life
                                        expectancy.

                                        In addition, upon written application
                                        and approval, a member may obtain a
                                        hardship withdrawal not to exceed his
                                        vested interest for medical expenses,
                                        education and attendant expenses of a
                                        child, and acquisition or improvement of a member's home.

    PLAN TERMINATION:                   In the event the Plan terminates, all
                                        amounts credited to affected members'
                                        accounts shall become nonforfeitable and after payment of all related expenses and adjustment of affected members' accounts to reflect such expenses, profits and losses and forfeitures to date of termination, each member or the beneficiary of any member shall be entitled to receive his entire interest in the Plan.

    GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.  INVESTMENT PROGRAMS

    The funds listed below were the investment options available to Plan participants as of December 31, 2000 and 1999. Any of these funds may be held in cash pending investment or distribution.

    (a) PUTNAM VOYAGER FUND

        The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

    (b) PUTNAM STABLE VALUE FUND

        The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

    (c) PUTNAM VISTA FUND

        The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

    (d) BANCWEST CORPORATION STOCK FUND

        This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

    (e) PUTNAM INTERNATIONAL GROWTH FUND

        The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States of America. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    (f) PUTNAM S&P 500 INDEX FUND

        The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

    (g) PUTNAM ASSET ALLOCATION FUNDS

        The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

               CONSERVATIVE PORTFOLIO

               The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

               BALANCED PORTFOLIO

               The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

               GROWTH PORTFOLIO

               The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

    (h) PUTNAM NEW OPPORTUNITIES FUND

        The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services and value-oriented consuming.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    (i) PUTNAM GROWTH AND INCOME FUND

        The objective of this fund is to provide capital growth and current income by investing primarily in common stocks that offer the potential for capital growth while also providing current income.

    (j) BISHOP STREET EQUITY FUND

        The objective of this fund is to provide returns consistent with the performance of the U.S. stock market, as generally measured by broad U.S. stock market indices such as the S & P 500. The fund primarily invests in common stocks and other equity securities that have potential for capital appreciation, including convertible securities. The Bishop Street Equity Fund receives investment advisory services from First Hawaiian Bank (a wholly-owned subsidiary of BancWest Corporation).

    (k) BISHOP STREET HIGH GRADE INCOME FUND

        The objective of this fund is to provide high current income. This fund primarily invests in high grade U.S. dollar-denominated debt obligations of domestic corporations and the U.S. Government. This fund replaced the Putnam Income Fund as an investment option available to Plan participants. The Bishop Street High Grade Income Fund receives investment advisory services from First Hawaiian Bank.

    (l) SEGREGATED ACCOUNTS

        Assets in this fund are invested in investment vehicles of the participant's choice. Segregated accounts were eliminated as an investment option effective July 28, 2000. Amounts remaining in segregated accounts as of December 31, 2000 were pending liquidation.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.  INVESTMENTS

    At December 31, 2000 and 1999, the fair value of Plan investments were as follows:


                                                     2000                1999
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
  QUOTED MARKET PRICES:
   Mutual Funds -
     Putnam Voyager Fund                        $   41,710,166 *    $   51,275,379 *
     Putnam Stable Value Fund                       29,677,982 *        29,638,166 *
     Putnam Vista Fund                              25,975,081 *        25,458,670 *
     BancWest Corporation Stock Fund                19,567,982 *        14,238,374 *
     Putnam International Growth Fund               13,853,697 *        14,535,451 *
     Putnam S&P 500 Index Fund                      23,641,674 *        28,113,223 *
     Putnam Asset Allocation -
       Conservative Portfolio                        9,451,377          11,227,335
     Putnam Asset Allocation -
       Balanced Portfolio                           15,526,561 *        17,775,277 *
     Putnam Asset Allocation -
       Growth Portfolio                             13,131,577 *        15,812,343 *
     Putnam New Opportunities Fund                  35,707,004 *        45,383,794 *
     Putnam Growth and Income Fund                   5,143,740           5,630,335
     Bishop Street Equity Fund                       1,488,622           1,035,859
     Bishop Street High Grade Income Fund            6,070,978           6,218,127
   Segregated Accounts                                 196,823           2,956,290
                                                --------------      --------------
                                                   241,143,264         269,298,623
                                                --------------      --------------
INVESTMENTS AT ESTIMATED FAIR VALUE:
     Promissory notes                                5,972,829           4,248,106
                                                --------------      --------------

         Total investments                      $  247,116,093      $  273,546,729
                                                ==============      ==============

* Represents five percent or more of the Plan's net assets at December 31, 2000 and 1999.

For the years ended December 31, 2000 and 1999, the net appreciation (depreciation) of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                               2000               1999
INVESTMENTS AT FAIR VALUE AS DETERMINED BY
   QUOTED MARKET PRICES:
     Mutual funds                                          $(45,224,606)      $ 42,234,267
     Segregated accounts                                       (232,958)          (936,958)
                                                           ------------       ------------

       Net appreciation (depreciation) of investments      $(45,457,564)      $ 41,297,309
                                                           ============       ============

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    Dividend income earned from investments in BancWest Corporation common stock for the years ended December 31, 2000 and 1999 amounted to $547,680 and $435,028, respectively.

5.  TRANSFER FROM OTHER RETIREMENT PLAN

    Effective January 1, 1999, the Plan was amended to include Bank of the West as a participating employer in the Plan. Concurrently, the accounts of Bank of the West employees who participated in the BNP U.S. Savings Plan were merged with and into the Plan. The BNP U.S. Savings Plan was established for the benefit of eligible employees of United States affiliates of Banque Nationale de Paris ("BNP"), now BNP Paribas.


6.  TAX STATUS

    The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

    The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.


7.  EMPLOYER CONTRIBUTIONS

    For the years ended December 31, 2000 and 1999, employer contributions consisted of 401(k) contributions made on behalf of the participants through salary deferral and 401(k) matching contributions.

BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                              DESCRIPTION OF      NUMBER
            IDENTITY OF ISSUER                 INVESTMENT       OF SHARES       FAIR VALUE
--------------------------------------------  --------------   -------------  ----------------
MUTUAL FUNDS:
   Putnam Voyager Fund                          Open-end          1,744,465       $41,710,166
   Putnam Stable Value Fund                     Open-end         29,677,982        29,677,982
   Putnam Vista Fund                            Open-end          1,942,788        25,975,081
   BancWest Corporation Stock Fund              Open-end            749,014        19,567,982
   Putnam International Growth Fund             Open-end            558,617        13,853,697
   Putnam S&P 500 Index Fund                    Open-end            746,265        23,641,674
   Putnam Asset Allocation Fund -
     Conservative Portfolio                     Open-end          1,019,566         9,451,377
   Putnam Asset Allocation Fund -
     Balanced Portfolio                         Open-end          1,433,662        15,526,561
   Putnam Asset Allocation Fund -
     Growth Portfolio                           Open-end          1,189,454        13,131,577
   Putnam New Opportunities Fund                Open-end            596,509        35,707,004
   Putnam Growth and Income Fund                Open-end            262,972         5,143,740
   Bishop Street Equity Fund                    Open-end            109,861         1,488,622
   Bishop Street High Grade Income Fund         Open-end            618,856         6,070,978
                                                                                 ------------
                                                                                  240,946,441

SEGREGATED ACCOUNTS                             Open-end                 --           196,823

PROMISSORY NOTES                           Due 2/01/01 - 2/24/27
                                               7.75% - 13.50%            --         5,972,829
                                                                                 ------------

         Total assets held for investment purposes                               $247,116,093
                                                                                 ============


NOTE: All of the Plan's assets held for investment purposes are participant-directed.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  BANCWEST CORPORATION DEFINED CONTRIBUTION PLAN



Date        June 27, 2001               By  /s/ SHEILA M. SUMIDA
     ---------------------------            ------------------------------------
                                                Sheila M. Sumida
                                                Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-22107) of BancWest Corporation of our report dated April 23, 2001 relating to the financial statements and supplemental schedule of the BancWest Corporation Defined Contribution Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
June 27, 2001